Exhibit 99.1

SUPPLEMENT TO

PROXY STATEMENT

OF

ALPS GROUP INC

DATED OCTOBER 15, 2026

EXTRAORDINARY GENERAL MEETING TO BE HELD ON OCTOBER 30, 2026

9:30 AM MALAYSIAN TIME

This supplement (this “Supplement”) is being filed by Alps Group Inc, a Cayman Islands exempted company (the “Company”) to supplement the Notice and Proxy Statement of the Meeting, dated October 9, 2026 (the “Proxy”) and filed with the U.S Securities and Exchange Commission (the “SEC”) on October 8, 2026 in connection with an Extraordinary General Meeting (the “Meeting”) and should be read in conjunction with the Proxy.

SUPPLEMENT TO PROXY STATEMENT

The Company is providing updated information to its shareholders, as described in this Supplement. These disclosures should be read in connection with the Proxy, which should be read in its entirety. To the extent that the information set forth herein differs from or updates information contained in the Proxy, the information set forth herein shall supersede or supplement the information in the Proxy. Defined terms used but not defined herein have the meanings set forth in the Proxy and all page references are to pages in the Proxy. The Company makes the following supplemental disclosures:

Change of Meeting Date.

The Company filed with the SEC on October 8, 2026, a Notice and Proxy Statement of the Meeting, dated October 9, 2026, for the Meeting scheduled to be held on October 21, 2026. The Company has determined to postpone the Meeting to October 30, 2026 at 9:30 AM Malaysian Time.

Change of Virtual Participation Instructions.

On October 30, 2026, you can participate in the Meeting, vote, and submit questions live via telephone by accessing the Meeting as follows:

Zoom conference call:

Topic:

Alps Group Inc - Extraordinary General Meeting

Time:

October 30, 2026 09:30 AM Kuala Lumpur

Join Zoom Meeting:

https://us06web.zoom.us/j/9302110132?pwd=OdquB5xzF04pSbutVY7RlpmaKuXJ1Z.1&omn=82850216153

Join and take notes:

https://us06web.zoom.us/j/9302110132?pwd=OdquB5xzF04pSbutVY7RlpmaKuXJ1Z.1&omn=82850216153&mynotes=on

Meeting chat link:

https://us06web.zoom.us/launch/jc/82850216153

Meeting ID:	930 211 0132

Passcode:	ALPS

Join by SIP:

9302110132@zoomcrc.com

Join instructions:

https://us06web.zoom.us/meetings/82850216153/invitations?signature=E8Gc8yS7HYaA9cy0zLhC0IQupCuPVMfvrHcJ0AMC7kE

Change of Voting Deadline.

To ensure that votes submitted by internet or telephone are counted, shareholders should submit their votes no later than 11:59 PM ET on Wednesday, October 28, 2026 (being 11:59 AM Malaysian time on Thursday, October 29, 2026). Shareholders may also vote during the Meeting by visiting www.proxyvote.com.

Record Date Unchanged.

The record date for the Meeting remains the close of business on October 5, 2026 (the “Record Date”). Only holders of Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

No Other Changes.

Except for the change in the meeting date, the virtual participation instructions, and the related voting deadline described above, this Supplement does not modify, amend, supplement or otherwise affect any matter presented for consideration in, or any other information contained in, the Proxy, all of which remain in full force and effect and are incorporated herein by reference. There has been no change to the agenda, business to be conducted, proposals or the Board of Directors’ voting recommendations as described in the Proxy. This Supplement should be read together with the Proxy which is available free of change at www.proxyvote.com and on the Company’s website at https://investor.alps-holdings.com/. A copy of the proxy materials is also available at https://www.cstproxy.com/alpsgroupinc/2026.

Important Notice Regarding the Availability of Proxy Materials for the Meeting to Be Held on October 30, 2026 at 9:30 AM Malaysian Time.

The Company’s Proxy and this Supplement, are available free of change at www.proxyvote.com and on the Company’s website at https://investor.alps-holdings.com/. A copy of the proxy materials is also available at https://www.cstproxy.com/alpsgroupinc/2026.

— END OF SUPPLEMENT TO PROXY STATEMENT —